GEOCOM RESOURCES INC.

April 7, 2008

Ms. Jill Davis

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Geocom File No. 000-49621

Dear Ms. Davis:

I have received your letter regarding additional compliance and disclosure comments. I appreciate your assistance in helping Geocom develop the additional information necessary to enhance our transparency by pointing out in comments regarding where we can improve.

We have already made the suggested changes at our website (www.geocom-resources.com) and are working to develop suitable maps and exhibits to meet your disclosure needs as well.

This letter is to advise you that we will need more time to adequately address the issues and make the changes or additions you suggest. Our CFO has been out of country for 2 weeks, and I am waiting for responses from our accountants and auditor regarding some of the more complex suggestions you made. I want to make certain that we have addressed all your concerns responsibly and fully.

I anticipate that we will have completed and responded to your letter by April 25, 2008.

If you have any questions or comments, please feel free to contact me.

Sincerely,

John E. Hiner

President & CEO

Suite 413, 114 West Magnolia Street, Bellingham, WA 98225

Ph (360) 392-2898 * Fx (360) 733-3941

Email: info@geocom-resources.com

Website: www.geocom-resources.com